Bennett L. Nussbaum

Senior Vice President,

Chief Financial Officer

May 19, 2011

VIA EDGAR

Ms. Jennifer Thompson Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 30, 2010
File No. 1-3657

Dear Ms. Thompson:

This letter sets forth the responses of Winn-Dixie, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Staff’s letter to the Company dated April 27, 2011. For the convenience of the Staff, the text of each comment is reproduced followed by our response.

Form 10-K for the Year Ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Fiscal 2010, Comprised of 53 Weeks, as Compared to Fiscal 2009, Comprised of 52 Weeks, page 15

Comment 1:

We note your disclosure in this heading and in the narrative analysis of results of operations that fiscal 2010 contained an extra week as compared to fiscal 2009. While you have indicated that this extra week resulted in some level of increase to each line item on the face of your statements of operations, you have not quantified the amount of increase resulting from this additional week. When listing multiple factors that contributed to fluctuations in your results of operations, please quantify the impact of each factor, including the impact of the extra week, as we believe this provides important context to your readers in understanding the relative significance of each factor that you discuss. Please apply this comment to all future periodic filings, including any Form 10-Q that compares unequal periods.

Response 1:	The Company will quantify the impact of the extra week on net sales. The gross profit discussion is based on gross profit dollars as a percentage of sales, and we wish to confirm to the Staff that the extra week had no effect on gross profit on sales. We will quantify the impact on operating and administrative expenses where we are able to reasonably identify the impact. The Company will incorporate this disclosure in all future periodic filings that compare unequal periods.

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

Note 1. Summary of Significant Accounting Policies and Other Matters, page 33

Business Reporting Segments, page 33

Comment 2:	We note your disclosures under this heading and have the following comments:

•

You indicate that your operations are within one reportable segment. Please tell us, and revise future filings to provide, the disclosures required by ASC 280-10-50-21(a). Specifically, you should clarify whether your segments are organized around types of products and services, geographic areas, or another basis, and you should clearly state whether operating segments have been aggregated.

•

We note your statement that net sales primarily relate to grocery and supermarket items. Given the disclosure requirement of ASC 280-10-50-40 to disclose revenue for each group of similar products and services, your category of grocery and supermarket items appears overly broad. For example, prepared foods typically have a significantly higher gross margin and significantly shorter life than canned foods, and perishable items generally have a higher gross margin and shorter life than nonperishable items. Please explain to us in reasonable detail how you analyzed the characteristics of the different types of products that you sell when grouping such products into categories for the purpose of this disclosure.

•

We note your statement that sales from your pharmacy, fuel and floral departments comprised approximately 10% of retail sales in the aggregate for all periods reported. Please tell us how “retail sales” differ from the “net sales” presented on the face of your statements of operations, and clarify this matter in future filings. Additionally, please tell us the percentage of net sales that each of these departments comprised for each of the three years presented in your financial statements, and based on those percentages, explain to us in more detail how you considered whether disclosing these percentages would provide useful information to your investors. For example, if pharmacy comprises virtually all of the aggregate 10%, it appears that this would be important information to disclose to your investors that is not clear from your current disclosure.

•

It appears that your number of liquor stores has increased from 63 stores at June 25, 2008 to 80 stores at June 30, 2010. When considering the disclosures requirements of ASC 280-10-50-40, please tell us how you considered disclosing revenue from liquor stores as this appears to be a separate product line. In this regard, we note that while liquor stores are discussed in the description of your business earlier in this filing, they are not discussed within this footnote.

Response 2:	The Company has considered the Staff’s comments and, in future filings, we will revise our disclosure as shown below to include the basis of having one reportable segment. Included in the Company’s analysis of the factors used to determine its segment reporting was a review of how the operating results of the retail stores are regularly reviewed in order to assess performance and allocate resources. Based on that review, the chief operating decision maker was determined to be the Chief Executive Officer. Also, the geographic area in which the Company operates and how the Company’s operations are organized around groups containing similar types of products were included in the analysis. The Company’s retail stores are located in the Southeastern United States with a substantial number of stores located in one state. The retail stores are of similar size and have a typical supermarket offering of grocery, meat, seafood, produce, deli, bakery, floral and general merchandise items. Additionally, certain stores offer pharmacy, distilled spirits and fuel.

Net sales as reported on the Consolidated Statements of Operations include retail sales and other sales. Retail sales are made up of non-perishable items, perishable items, and pharmacy items. Other sales, which are an insignificant portion of Net sales, consist primarily of revenue from sales of items such as money orders, lottery and incidental warehouse sales. The revenue by product line disclosure will identify the amount of retail sales and other sales.

In future filings, we will disclose net sales by product line in more detail as the disclosure may provide useful information to investors. An example of how the disclosure will be presented is shown below. The principal characteristic we considered in determining each group of products that make up net sales is based on similar economic factors, including similar gross margin percentage, shelf life and inventory shrink losses.

The number of liquor stores disclosed in the Company’s filings represents supermarket locations that are required by law to have a separate entrance in order for distilled spirits to be sold. These liquor locations are not evaluated on a stand-alone basis. The operating results of these locations are evaluated along with the corresponding supermarket locations’ aggregate financial results. Other of our supermarket locations do sell distilled spirits within the confines of the store where allowed by law and these locations are not included in the liquor store count. Distilled spirits are merchandised similarly to other non-perishable items and have similar economic characteristics. The Company does not consider liquor stores sales as a separate product line and these sales are included in the non-perishable category as they share the same characteristics as the other products in that group.

Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, we will revise future filings to include the following disclosure related to the basis of our one reportable segment and the percentage of net sales for each of the groups of similar products contained in the segment as follows:

Business Reporting Segments: The Company’s retail stores account for substantially all of its net sales, and are located in a limited geographic area, the southeast region of the United States. Each retail store contains substantially the same selling departments and sells substantially the same products within those departments.

The following table provides additional detail on the percentage of net sales for each group of similar products sold:

Fiscal Year
	2011	2010	2009
Non-perishable(1)	—%	—%	—%
Perishable(2)	—%	—%	—%
Pharmacy	—%	—%	—%
Other(3)	—%	—%	—%

Net sales	—%	—%	—%

(1)	Consists primarily of grocery, dairy, frozen food, general merchandise, alcoholic beverages, tobacco and fuel.
(2)	Consists primarily of fresh and packaged meat, seafood, deli/bakery, produce and floral.
(3)	Consists primarily of revenue from sales of items such as money orders, lottery and incidental warehouse sales.

Cost of Sales, page 36

Comment 3:	Your disclosures under this heading appear to indicate that depreciation and amortization expense is excluded from cost of sales. If this is the case, please revise the cost of sales line item on the face of your consolidated statements of operations to indicate that cost of sales excludes depreciation and amortization, and tell us how you considered presenting depreciation and amortization as a separate line item on the face of your statements of operations. Refer to SAB Topic 11:B. Alternatively, if depreciation and amortization expense is included in your cost of sales line item, please revise your description of cost of sales to clarify this matter.

Response 3:	Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, we will revise future filings to clarify that depreciation and amortization expense is included in the description of cost of sales as follows:

Cost of Sales: Cost of sales includes the cost of inventory sold during the period, net of discounts and vendor allowances; purchasing costs; transportation costs, including inbound freight and internal transfer costs; warehousing costs, including receiving and inspection costs; depreciation and amortization related to transportation and warehouses; and other costs of the Company’s distribution network.

Note 6. Impairment Charges, page 39

Comment 4:	Please revise future periodic filings to provide a description of the long-lived assets that were impaired during the periods presented and the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2(a). Please show us what this disclosure will look like.

Response 4:	Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, we will revise future filings to include a description of the long-lived assets that were impaired during the periods presented and the facts and circumstances leading to the impairment as follows:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Store performance reviews may indicate changes in market factors, traffic patterns, competition and other factors that have impacted the overall operations of certain store locations. When such changes occur, the Company compares the carrying amount of the asset to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. In some cases, the Company concluded that the undiscounted cash flows were less than the carrying values of the related assets, resulting in impairment charges. Fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy. Fair value is determined using a discounted cash flow methodology, which for store assets considers the terminal value based on broker quotes.

Impairment charges were comprised of the following:

Fiscal Year
	2011	2010	2009
Store facilities	$—	—	—
Other	—	—	—

Total, continuing operations	—	—	—

Loss from discontinued operations	—	—	—

Total impairment charges	$—	—	—

Impairment charges in store facilities included leasehold improvements and store fixtures. Other impairment included certain intangible assets.

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

Bennett L. Nussbaum